                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*


                             Westwood Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.003 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  961748 20 9
                        ------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 961748 20 9                  13G                    Page 2 of 4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Ernest H. McKee

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,377,040

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,377,040

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,790,965*
      *Includes unexercised stock options to acquire 128,925 shares of common stock of the Issuer, a 10% Convertible Subordinated Note in the face amount of $190,000, convertible into 190,000 shares of common stock of the Issuer, and a Warrant to purchase 95,000 shares of common stock of the Issuer, held by the Reporting Person.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
       24.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
------------------------------------------------------------------------------

CUSIP NO. 961748 20 9                   13G                      Page 3 of 4


Item 1.

     (a) Name of Issuer:  Westwood Corporation

     (b) Address of Issuer's Principal Executive Offices:

         12402 East 60th Street
         Tulsa, Oklahoma  74146

Item 2.

     (a) Name of Person Filing:  Ernest H. McKee

     (b) Address of Principal Business Office or, if none, Residence

         12402 East 60th Street
         Tulsa, Oklahoma  74146

     (c) Citizenship:  United States

     (d) Title of Class of Securities:  Common Stock, par value $.003

     (e) CUSIP Number:  961748 20 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        Not Applicable

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  1,790,965 shares*

     1,790,965*

     *Includes unexercised stock options to acquire 128,925 shares of common stock of the Issuer, a 10% Convertible Subordinated Note in the face amount of $190,000 convertible into 190,000 shares of common stock of the Issuer, and a Warrant to purchase 95,000 shares of common stock of the Issuer, held by the Reporting Person.

     (b)  Percent of class:  24.5%


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  1,377,040

          (ii)  Shared power to vote or to direct the vote:  -0-

          (iii) Sole power to dispose or to direct the disposition of:
                1,377,040

          (iv)  Shared power to dispose or to direct the disposition of:  -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

CUSIP NO. 961748 20 9                    13G                    Page 4 of 4

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of a Group

         Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 2001                       /s/ Ernest H. McKee
                                             --------------------------------
                                             Ernest H. McKee